Exhibit 99.(a)(5)(i)

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BROOKFIELD                                                         NEWS  RELEASE
   HOMES

          BROOKFIELD HOMES CORPORATION ANNOUNCES PRELIMINARY RESULTS OF
                           DUTCH AUCTION TENDER OFFER

Del Mar, California, October 1, 2003 - (BHS:NYSE) Brookfield Homes Corporation today announced the preliminary results of its Dutch auction tender offer, which was extended to and expired on September 30, 2003. Based on a preliminary count by Mellon Investor Services LLC, the depositary for the tender offer, approximately 1,092,733 shares of common stock were properly tendered and not properly withdrawn at prices at or below $18.50 per share, including shares tendered by Brascan Corporation, the major stockholder of Brookfield Homes. In accordance with the terms of the tender offer, Brookfield Homes expects to purchase approximately 1,092,733 shares at a purchase price of $18.50 per share. Both the number of shares expected to be purchased and the price per share are preliminary and are subject to verification by the depositary. The actual number of shares to be purchased and the actual price per share will be announced promptly following completion of the verification process. Brookfield Homes will pay for all shares purchased promptly following that time.

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Brookfield Homes Corporation

Brookfield Homes Corporation is a residential homebuilder and land developer, building homes and developing land in master-planned communities and infill locations. We design, construct and market single-family and multi-family homes primarily to move-up and luxury homebuyers. We also develop land for our own communities and sell lots to other homebuilders. Our portfolio includes over 20,000 lots owned and controlled in the San Francisco Bay Area; Southland / Los Angeles; San Diego / Riverside; and Northern Virginia markets. For more information, visit the Brookfield Homes website at www.brookfieldhomes.com.

Contact Information:

Linda Northwood
Director, Investor Relations
Tel: 858-481-2567
Email: lnorthwood@brookfieldhomes.com


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